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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/2011 (MM/DD/YY) AND ENDING 4/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K. W. Chambers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

Clayton, MO 63105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Overschmidt 314-236-2464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Purk & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

1034 S. Brentwood Blvd., Suite 200 St. Louis, MO 63117
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Overschmidt or Robert Chambers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K. W. Chambers & Co., as of April 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President or CEO
Title



JAN BRADSHAW
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: June 01, 2013
Commission Number: 09519333



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control required by rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

JUN 29 2012

Washington, DC
121

K.W. CHAMBERS & CO.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

APRIL 30, 2012


Purk
& Associates, P.C.

CPAs and Business Advisors

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001
www.purkpc.com

Contents


Purk
& Associates, P.C.
WE GET IT. IT'S ALL ABOUT YOU.
CPAs and Business Advisors

Independent Auditors' Report

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of *K.W. Chambers & Co.* (the "Company") as of April 30, 2012, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *K.W. Chambers & Co.*, as of April 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 10, which is required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including preparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Purk & Associates, P.C.

Certified Public Accountants



June 26, 2012
St. Louis, Missouri

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

www.purkpc.com

K.W. CHAMBERS & CO.

STATEMENT OF FINANCIAL CONDITION

April 30, 2012

Assets

Cash	$	1
Receivables from brokers or dealers		53,141
Prepaid expenses		39,957
Securities owned, at fair value		81,870
Total Assets	$	174,969

Liabilities and Ownership Equity

Payable to brokers or dealers	$	52,447
Accounts payable and accrued liabilities		6,273
Note payable		25,936
Total Liabilities		84,656
Common stock, $1.00 par value; 30,000 shares authorized; 17,500 shares issued		17,500
Additional paid-in capital		27,018
Retained earnings		59,795
		104,313
Less: treasury stock, at cost; 4,500 shares		(14,000)
Total Ownership Equity		90,313
Total Liabilities and Ownership Equity	$	174,969

K.W. CHAMBERS & CO.

STATEMENT OF INCOME

For the Year Ended April 30, 2012

Revenues		
Commissions	$	86,452
Revenue from sale of investment company shares		1,150,692
Account supervision and investment advisory fees		4,734
Other		326,051
Total Revenues		1,567,929
Expenses		
Employee compensation and benefits		260,382
Commissions		1,053,651
Loss on firm securities investment accounts		4,439
Other expenses		262,363
Total Expenses		1,580,835
Loss Before Income Taxes		(12,906)
Income Tax Expense		8,643
Net Loss	$	(21,549)

K.W. CHAMBERS & CO.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
For the Year Ended April 30, 2012

	Shares of Common Stock Issued	Shares of Common Stock Treasury	Common Stock Issued	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Ownership Equity
Balance - May 1, 2011	17,500	(4,500)	$ 17,500	$ 27,018	$ 106,344	$ (14,000)	$ 136,862
Dividends Paid	-	-	-	-	(25,000)	-	(25,000)
Net Loss	-	-	-	-	(21,549)	-	(21,549)
Balance - April 30, 2012	17,500	(4,500)	$ 17,500	$ 27,018	$ 59,795	$ (14,000)	$ 90,313

K.W. CHAMBERS & CO.

STATEMENT OF CASH FLOWS
For the Year Ended April 30, 2012

Cash Flows from Operating Activities		
Net loss	$	(21,549)
Adjustments to reconcile net loss to net cash provided by operating activities		
Loss on firm securities investment accounts		4,439
Reinvestment of dividends		(5,321)
Changes in assets and liabilities		
Receivables from brokers or dealers		36,943
Prepaid expenses		32,245
Payable to brokers or dealers		(16,829)
Accounts payable and accrued liabilities		6,226
Total Adjustments		57,703
Net Cash Provided by Operating Activities		36,154
Cash Flows from Investing Activities		
Proceeds from redemption of securities		12,647
Cash Flows from Financing Activities		
Dividends paid		(25,000)
Payments on note payable		(37,176)
Net Cash Used in Financing Activities		(62,176)
Net Decrease in Cash		(13,375)
Cash and Cash Equivalents - Beginning of Year		13,376
Cash and Cash Equivalents - End of Year	$	1
Supplemental Disclosures of Cash Flow Information		
Income taxes paid	$	1,109
Non-cash investing and financing activities:		
Insurance premium financed by note payable	$	37,051

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of the Business

K.W. Chambers & Co. (the "Company"), was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas, and Tennessee, and the Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker-dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

Cash and Cash Equivalents

The Company considers all liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's cash deposits in financial institutions are covered by FDIC insurance which is subject to certain limitations and conditions.

Securities

Securities, which consist of mutual funds, are recorded at fair value as determined by quoted market prices.

Fair Value Measurements

The Company measures and discloses the fair value of investments in accordance with Financial Accounting Standards Board ("FASB") ASC 820-10, *Fair Value Measurements*. FASB ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines

the fair values of its financial instruments based on the fair value hierarchy established in FASB ASC 820-10 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities. The Company files its income tax returns using the cash basis of accounting.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740-10, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2012.

Subsequent Events

Management has evaluated the impact on the financial statements, if any, of subsequent events through June 26, 2012.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $75,228 which was $50,228 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1.

3. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

4. FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities are recorded at fair value based upon a fair value hierarchy in accordance with FASB ASC 820-10 (see Note 1).

The following are the major categories of assets measured at fair value on a recurring basis during the year ended April 30, 2012:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Securities Owned	$ 81,870	$ -	$ -	$ 81,870

5. NOTE PAYABLE

Note payable consists of an amount financed with an insurance company for payment of an insurance premium, due February 2013, payable in monthly installments of $3,824, including interest at 6.95%. Such note payable is not secured by the assets of the Company.

6. LEASE

The Company leases its office space on a month-to-month basis from a related party. Rent expense was $18,275 for the year ended April 30, 2012.

7. CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. RELATED PARTIES

The Company shares office space and employees with an entity that has a common stockholder. The Company received commission income of $335,260 and paid expenses of $142,858 to the related party. Additionally, the Company received $23,209 in rebates from the related party based upon the volume of trades processed and also received $9,314 of interest income from the related party associated with the Company's client account balances.

The Company has a Selling Group Agreement with an entity that has a common stockholder. The Company, who has registered representatives with the Financial Industry Regulatory Authority ("FINRA"), refers customers to the entity. The entity agrees to pay the Company up to 60% of the fees charged by the entity for its services. Advisory fee income from the entity was $4,734.

9. INCOME TAXES

A reconciliation of income tax expense (benefit) computed at the federal statutory rate and the income tax expense for the year ended April 30, 2012, is as follows:

Income Tax Expense (Benefit) at Statutory Rate	$	(1,936)
Nondeductible Expenses		3,990
State Income Taxes, Net of Federal Benefit		1,961
Accrual to Cash Effect		2,424
Other		2,204
	$	8,643

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

K.W. CHAMBERS & CO.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
For the Year Ended April 30, 2012

Schedule 1

Computation of Net Capital

Total ownership equity	$	90,313
Deductions and/or changes		
Nonallowable assets		
Other receivables		-
Net capital before haircuts on securities positions		90,313
Haircuts on securities positions		15,085
Net capital	$	75,228

Computation of Aggregate Indebtedness

Payable to brokers or dealers	$	52,447
Accounts payable and accrued liabilities		6,273
Note payable		25,936
Total aggregate indebtedness	$	84,656

Computation of Basic Net Capital Requirement

Minimum net capital required	$	25,000
Excess net capital	$	50,228
Percentage of aggregate indebtedness to net capital		113%

The Company's net capital of $75,228 is $50,228 in excess of the $25,000 minimum net capital requirement of the National Futures.

Statement Pursuant to Rule 15c3-3

The Company has claimed exemption from Rule 15c3-3 pursuant to section (k)(2)(II). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the accounts of its customers.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by K.W. Chambers & Co. and included in the Company's unaudited Part IIA FOCUS report filing as of April 30, 2012.

Purk
& Associates, P.C.
WE GET IT. IT'S ALL ABOUT YOU.
CPAs and Business Advisors

Independent Auditors' Report on Internal Control Required by Rule 17a-5

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedule of *K.W. Chambers & Co.*, as of and for the year ended April 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



June 26, 2012
St. Louis, Missouri

Certified Public Accountants

Purk & Associates, P.C.
WE GET IT. IT'S ALL ABOUT YOU.
CPAs and Business Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended April 30, 2012, which were agreed to by *K.W. Chambers & Co.*, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating *K.W. Chambers & Co.'s* compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). *K.W. Chambers & Co.'s* management is responsible for *K.W. Chambers & Co.'s* compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Account Check Register Report and Vendor QuickReport Expense Detail) noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2012, noting the following exceptions:

Item No. Per Form SIPC-7	Amount Per Form SIPC-7	Amount Per Form X-17A-5	Variances
2a	$1,567,047	$1,567,929	($882)
2b(7)	4,438	4,439	(1)
2b Total Additions	1,571,485	1,572,368	(883)
2c(1)	1,448,608	1,448,954	(346)
2c Total Deductions	1,448,608	1,448,954	(346)
2d	122,877	123,414	(537)
2e	307	309	(2)

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences between adjustments per Form SIPC-7 and the support schedules for listed deductions: revenue from the sale of investment company shares, account supervision and investment advisory fees, revenue from the business of insurance, and other revenue not related to the securities business.



1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC-7 Supporting Schedule) supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable). There was no overpayment to apply.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of *K.W. Chambers & Co.*, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

June 26, 2012
St. Louis, Missouri